TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

02060387

November 12, 2002

SEC MAIL RECEIVED NOV 13 2002 WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

- A press release on TFS 3rd Quarter Consolidated Turnover

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

PROCESSED DEC 17 2002 THOMSON FINANCIAL

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

Enclosures
By Federal Express

17 State Street, 4th floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com

TFS

Tradition Financial Services

Press release
12.11.2002

TFS

Consolidated turnover at 30 September 2002

€91.8 million +11.2%

TFS posted a rise of 11.2% in consolidated turnover of €91.8 million (CHF 134.9 million) at 30 September 2002, against €82.5 million (CHF 126.0 million) a year ago. This represents an increase 13.0% in constant terms.

Turnover for the quarter was down 5.5% (0.8% in constant terms) compared to the same period last year, standing at €28.3 million (CHF 41.6 million) against €29.9 million (CHF 45.5 million) in 2001. This easing came mainly on the back of a slowdown in TFS's energy business during the quarter, while currency options and equity derivatives have enjoyed strong growth since the start of the year.

TFS has established an American Depositary Receipt (ADR) program through the Bank of New York. In October 2002, TFS obtained the services of Somerset Financial Group in Princeton, New Jersey to begin making a market in the ADRs for any interested parties.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of the Paris Stock Exchange – foreign section – and in the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.*

Lausanne, 12 November 2002

Press contacts:

TFS
Catherine Chaumely - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Geneviève de Négri - 33 1 40 71 07 03